Exhibit 11.1
             COUNTRYWIDE CREDIT INDUSTRIES, INC.
    STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                                       Three Months
                                                       Ended May 31,
                                                      1993        1994
                                                    (Dollar amounts in
                                                        thousands,
                                                     except per share
                                                           data)
Primary

 Net earnings                                        $33,729    $43,297
 Preferred stock dividend requirement                    -          564

 Net earnings applicable to common stock             $33,729    $42,733


 Average shares outstanding                           91,121     84,656
 Net effect of dilutive stock options --
  based on the treasury stock method
  using average market price                           1,060      2,164

   Total average shares                               92,181     86,820

 Per share amount                                      $0.37      $0.49


Fully diluted


 Net earnings applicable to common stock             $33,729    $43,297


 Average shares outstanding                           91,121     84,656
 Assumed conversion of conv. preferred shares            -        6,167
 Net effect of dilutive stock options --
  based on the treasury stock method using
  the closing market price, if higher than
  average market price.                                1,224      2,164

   Total average shares                               92,345     92,987

 Per share amount                                      $0.37      $0.47